UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

LEGACY VENTURES INTERNATIONAL, INC.

(Name of Registrant)

Nevada	000-55849	30-0826318
State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

27 Baycliffe Rd. Markham, ON, L3R 7T9

(Address of Principal Executive Offices)

(647) 969-7383

(Registrant’s Telephone Number)

McMurdo Law Group, LLC

1185 Avenue of the Americas, 3rd Floor

New York, NY 10036

(917) 318-2865

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Required Not to Send Us a Proxy

LEGACY VENTURES INTERNATIONAL, INC.

27 Baycliffe Rd. Markham, ON, L3R 7T9

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement pursuant to Rule 14f-1 (the “Notice”) is being furnished to all holders of record of common stock of Legacy Ventures International, Inc. (the “Company”) at the close of business on October 14, 2021 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our stockholders. Accordingly, the change in a majority of our directors pursuant to the terms of the Stock Purchase Agreement will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our stockholders of record on or about October 14, 2021.

Please read this Information Statement carefully. It describes the terms of the Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Stock Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

As of September 29, 2021, Peter Sohn (the “Seller”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Seller agreed to sell to Ying Feng LAI, Wei TJONG, Pak Hong WAN, Johnathan Chung Hon CHOI, Chi Hung YEUNG, and Hau Ming CHOW (together, the “Purchasers”), 286,720 common shares of the Company (the “Shares”) owned by the Seller for a total purchase price of $480,000. As a result of the sale there will be a change of control of the Company, and the transaction was closed on October 14, 2021. It is intended that the change of management will be completed approximately 11 days after this Information Statement is filed with the SEC and mailed to the Company’s stockholders. There is no family relationship or other relationship between the Seller and the Purchasers.

In connection with the sale under the Stock Purchase Agreement, the Seller, who is also the Company’s sole officer and director, has agreed to (a) appoint Ying Feng LAI (the “Designee”) as the sole director of the Company, subject to the filing and dissemination of this Information Statement, and (b) submit his resignation as the sole director and officer of the Company, subject to the filing and dissemination of this Information Statement. As a result thereof, the Designee will then constitute the entire Board of Directors of the Company.

As of the date of this Information Statement, the authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.0001 per share, of which 315,064 shares are issued and outstanding, and 10,000,000 shares of Preferred Stock, $.0001 par value per share, none of which shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and executive officers of the Company:

Name	Position/Title

Peter Sohn	President, CEO, CFO, and Director

(1)	Mr. Sohn will resign all of his positions when the change of control is completed, on or about October 25, 2021.

The following sets forth biographical information regarding the Company’s current directors and officers:

Name and Address	Position/Title

Peter Sohn	President, CEO, CFO, and Director
27 Baycliffe Rd. Markham, ON, L3R 7T9

Mr. Sohn was recently the Customer Service Manager at Gay Lea Foods from 2017 to 2018. Mr. Sohn was a Consultant on a supply chain project at Smucker Foods of Canada from 2016 to 2017. Mr. Sohn was the Senior Manager of Customer Supply Chain at Kraft from 2012 to 2015. Mr. Sohn earned his Masters of Business Administration from the Richard Ivey School of Business in 2001 and his Bachelor of Mechanical Engineering at Western University in 1995.

Set forth below is information describing the Company’s proposed new directors (the “Designees”), to be designated pursuant to the terms of the Stock Purchase Agreement:

Name and Address	Position/Title

Ying Feng Lai	President, CEO, CFO, and Director

Mr. Ying Feng LAI (“Mr. LAI”), age 30, obtained his Diploma of Business Administration in the Columbia College in Canada in 2012.

From January 2012 to March 2016, Mr. LAI was an assistant operation commissioner of Aquaporin Industries Limited, a water tech company delivering innovative technology built on nature’s own water filtration. (“Aquaporin”) Aquaporin had three target markets, namely industrial water, drinking water and hemodialysis. Mr. LAI was responsible for resource planning and management including hiring and interviewing, training, coaching, developing, objective setting and performance management.

From April 2016 to the present, Mr. LAI has been a Vice President of Operation of Zeus Medicine Pharmaceutical Group Limited, a manufacturing company on branded and generic medicines and medical supplies. (“Zeus”) Mr. LAI is responsible for the leading, developing and mentoring manufacturing operation.

There is no relationship between the Seller and the Designee. The Designee has no material plan, contract or arrangement (written or not written) to which a proposed new director or officer is a party, or in which either participates, that is entered into, or a material amendment, in connection with the triggering event or any grant or award to any such covered person or modification thereto, under any such plan, contract or arrangement in connection with any such event.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the Company’s knowledge, during the past ten (10) years, neither our sole director and officer nor the Designee has been:

●	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

●	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

The following sets forth the beneficial ownership information prior to the closing of the Stock Purchase Agreement :

	Name and Address	Amount and Nature of
Title of Class	of Beneficial Owner	Beneficial Ownership	Percent of Class

Common Stock, par value $0.0001	Peter Sohn 27 Baycliffe Rd. Markham, ON, L3R 7T9	286,720	91.0%

Common Stock, par value $0.0001	All Executive Officers and Directors as a Group (1 person)	286,720	91.0%

The following sets forth the beneficial ownership information after the closing of the Stock Purchase Agreement :

	Name and Address	Amount and Nature of
Title of Class	of Beneficial Owner	Beneficial Ownership	Percent of Class

Common Stock, Par value $0.0001	Ying Feng LAI	60,480	19.2%

Common Stock, Par value $0.0001	Wei TJONG	189,040	60.0%

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of the Forms 3, 4 and 5 filed), the officer, director and 10% beneficial stockholder of the Company failed to file, on a timely basis, any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ending June 30, 2021.

COMPENSATION OF DIRECTORS AND OFFICERS

For the years ended June 30, 2021 and 2020, the Company’s sole Director and Officer, earned fees of $12,000, respectively.

Corporate Governance

Board of Directors and Committees; Director Independence

We do not have standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. These functions are currently performed by the Board of Directors, which currently consists of two persons. We do not have an audit committee charter or nominating committee charter.

Our Board of Directors does not currently have an expressed policy with regard to the consideration of any director candidates recommended by stockholders because the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis. Our Board of Directors does not currently have any formal minimum criteria for nominees. We have not received any recommendations for director nominees from any stockholders.

None of our current directors, nor any of the proposed directors following the change of control, are “independent” directors under the Nasdaq Marketplace Rules.

Board Meetings

During the Company’s fiscal year ended June 30, 2021, and the fiscal year ended June 30, 2020, our Board of Directors did not hold any meetings and took no actions by written consent. We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our Board of Directors does not currently have a process for our stockholders to send communications to the Board of Directors. Following the change of control of the Board of Directors, our stockholders can send communications to the new Board of Directors by writing to: Legacy Ventures International Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, neither the current sole director and officer, nor the Designee, nor holders of more than ten percent of the Company’s outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the fiscal year ended June 30, 2020, and the fiscal year ended June 30, 2021, in any transaction or proposed transaction which may materially affect the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

LEGACY VENTURES INTERNATIONAL, INC.

October 14, 2021
/s/ Ying Feng LAI
	By:	Ying Feng LAI
	Title:	CEO